FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	June 30, 2005

Forbes Medi-Tech Announces FM-VP4 Study Results to be Presented at AAPS Conference

~Results will Focus on FM-VP4/Statin (Zocor®) Combination and Effects on Anti-Obesity~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the American Association of Pharmaceutical Sciences (AAPS) has accepted results from two FM-VP4 pre-clinical studies for presentation at the upcoming conference in November 2005. The first study was designed to assess the effects of Forbes’ cholesterol-lowering drug candidate, FM-VP4, in combination with Simvastatin (Zocor®*) from Merck (NYSE: MRK), in a rabbit model fed a high fat and cholesterol diet. The second study was to determine if FM-VP4 decreases body-weight gain in a mouse model fed on a high-fat diet. The Company will announce the results in conjunction with the publication of the presentation abstracts on the AAPS website in August. The AAPS’ decision to present such information at its conference is a strong indicator of support for Forbes’ pre-clinical development efforts.

“We are focused on demonstrating FM-VP4’s efficacy with statins as part our objective to offer a solution for statin combination therapy,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The obesity study represents our commitment to identifying FM-VP4’s additional strengths. This is very encouraging news for both Forbes and FM-VP4.”

Substantiating Forbes’ combination therapy objective is the launch of Merck / Schering Plough’s cholesterol absorption inhibitor, Zetia®*, in combination with Merck’s statin, Zocor®. Merck reported Zetia® sales in excess of $1 billion dollars for 2004 when sold as a monotherapy and combination drug with statins. Additionally, Pfizer has recently announced the combination of its leading cholesterol-lowering drug, Lipitor®*, and an HDL increasing drug candidate called Torcetrapib.

FM-VP4 is a cholesterol absorption inhibitor and may have application as a monotherapy, an adjunct therapy or, perhaps even more importantly, as a combination therapy with statins. Combination therapies are significant, as they allow for a lower statin dose, reducing the risk of side effects. According to Datamonitor (Dec. 03) the statin combination market is expected to grow at a compound annual rate of 44%, reaching US$4.7 billion by 2011.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

* Zocor is a registered trademark owned by Merck & Co., Inc., Zetia is a trademark owned by Schering-Plough Ltd., Lipitor is a registered trademark owned by Pfizer Ireland Pharmaceuticals.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  The Company does not review or control the contents of any linked or referenced website, such links and references do not constitute an endorsement by Forbes of any other websites and Forbes is not responsible for the information contained on such websites.  This News Release contains forward-looking statements regarding the planned presentation and publication of the results of certain pre-clinical studies with FM-VP4, the development, use and other information regarding FM-VP4 and the Company’s pharmaceutical program, which statements can be identified by the use of forward-looking terminology such as “upcoming”, “will be”, “objective”, “may have”, or comparable terminology referring to future events or results or terminology referring to future dates.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the pre-clinical study results will be published or presented as anticipated or at all; uncertainty whether FM-VP4 is compatible with statins, has additional strengths or will be developed as a monotherapy, adjunct therapy or combination therapy or at all; the need for additional clinical trials, the occurrence and success of which is not assured; intellectual property risks; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; the risk of unknown side effects; intellectual property risks; the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.